UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
30 March 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CERUS CORP.

File No. 0-21937 -- CF# 32021

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CERUS CORP. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2005, and a Form 10-K filed on March 11, 2010. With regard to Exhibits 10.50 and 10.51, the requested extension relates to information initially excluded from those Exhibits to the Form 10-Q filed on May 10, 2005, as modified by the same contracts refiled with fewer redactions as Exhibits 10.21 and 10.22 to the Form 10-K filed on March 11, 2010.

Based on representations by CERUS CORP. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.48	10-Q	May 10, 2005	through February 3, 2020
10.50	10-Q	May 10, 2005	through February 3, 2020
10.51	10-Q	May 10, 2005	through February 3, 2020
10.52	10-Q	May 10, 2005	through February 3, 2020
10.21	10-K	March 11, 2010	through February 3, 2020
10.22	10-K	March 11, 2010	through February 3, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary